UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42026

YYForce Inc.

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 19, 2026, the board of directors of YY Group Holding Limited (the “Company”) approved the change of the Company’s name from “YY Group Holding Limited” to “YYForce Inc.”, with effect from the date of the certificate of incorporation reflecting the new name to be issued by the Registrar of Companies in the British Virgin Islands (the “BVI Registrar”) (the “Change of Name”). On August 31, 2026, the Company filed an amendment to the Amended and Restated Memorandum and Articles of Association of the Company with the BVI Registrar to reflect the Change of Name. A copy of the amendment to Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit 99.1.

On September 2, 2026, the Change of Name went effective on the market and the Company’s Class A ordinary shares started trading on the Nasdaq Capital Market under new ticker symbol “YFOR.”

In connection with the name change and ticker symbol change, no action is required from the Company’s current securityholders, and the Company’s ISIN number will remain the same.

On August 31, 2026, the Company issued a press release announcing the Change of Name and the change of ticker symbol. A copy of the press release is attached hereto as Exhibit 99.2.

Incorporation by Reference

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statements on Form F-3, as amended (File Nos. 333-297406 and 333-286705), Form S-8 (File No. 333-283532) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment to the Amended and Restated Memorandum and Articles of Association
99.2	Press Released dated August 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YYForce Inc.

Date: September 8, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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